Exhibit 99.8

NICE Suspect Search adds SSI MVP, SIA NPS, and Casino Journal
Top 20 to its Growing List of Industry Accolades

Paramus, New Jersey, April 16, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of three awards for NICE Suspect Search, recognizing the solution’s innovation and functionality. The solution has already been recognized by five other award programs since its launch last year.

•
Security Sales & Integration 2015 Most Valuable Player (MVP) Award – Newly launched this year by Security Sales & Integration Magazine, the MVP Awards program was designated to exemplify the importance of new products and technologies to the success of security integration companies. Winners were selected based on a range of criteria including innovation, functionality, competitive advantages, and benefits to integrators and end users. Suspect Search won in the Video Analytics Category.

•
Security Industry Association's (SIA) New Product Showcase (NPS) Award – This award recognizes innovative products, services and solutions in electronic physical security used in the protection of life and property in residential, commercial and institutional settings. Suspect Search won for Best Video Analytics Solution. Judges sought a solution that demonstrates the most impressive technological advances as shown through increased functionality, improved ease of use or cost reduction.

•
Casino Journal’s Top 20 Most Innovative Gaming Technology Products Awards – Now in its eighteenth year, the Casino Journal Top 20 Award recognizes the most innovative technology offerings in the gaming industry. NICE Suspect Search was selected and named to the ‘Top 20’ list by an independent three-person judging panel of executives from the casino industry.

These awards have now been added to NICE Suspect Search’s growing list of accolades, which includes Government Security News’ (GSN) Homeland Security Awards for Best Intelligent Video Surveillance and Best Forensic Software; Campus Safety’s BEST award; Security Trophy for “Innovative Tool and Application” of the Year 2014 in Europe; and ASIS Accolades 2014.

NICE Suspect Search quickly locates and retraces the movements of a person of interest within a video surveillance network. It automatically filters out 95 percent of irrelevant images and within minutes can provide a sorted display of images that best match the target. Once the target is identified, users can track that person’s movements from location to location and access all relevant recordings.

Moti Shabtai, General Manager, Physical Security, NICE Security Group
“NICE Suspect Search is the only solution on the market that enables a security operation to search for and find a specific person across multiple cameras and locations in a matter of minutes. The multiple awards this solution has won attests to the impact it has made. NICE is very proud to receive the industry recognition for Suspect Search through these awards, but even prouder of the technology’s ability to help organizations address their day-to-day challenges.”

Scott Goldfine, Editor-in-Chief, Security Sales & Integration
“The winners of this year’s MVP awards have been selected based on the value they bring to security integrators and end users. We congratulate NICE Suspect Search on earning its spot among this year’s top innovative products and technologies.”

Randy Green, Group Publisher, BNP Media
“The Casino Journal Top 20 Award is one of the oldest and most recognized awards in the gaming industry. We are pleased to bestow this upon NICE Suspect Search for its innovative approach to addressing everyday security and operational issues.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Shabtai, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.